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As filed with the Securities and Exchange Commission on January 5, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

EAST WEST BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	95-4703316
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101
(626) 768-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Douglas P. Krause, Esq.
Executive Vice President and General Counsel
East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101
(626) 768-6000
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

Copy to:

Gordon M. Bava, Esq.
Manatt Phelps & Phillips LLP
11355 W. Olympic Boulevard
Los Angeles, CA 90064
(310) 312-4000
Fax: (310) 312-4224

Approximate Date of Commencement of Proposed Sale to the Public:
From time to time after this Registration Statement becomes effective.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

          If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to rule 413(b) under the Securities Act, check the following box. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $0.001 par value per share	306,546	$1,000(1)	$306,546,000(1)	$12,047.26

Warrant to Purchase Common Stock, $0.001 par value per share, and underlying shares of Common Stock(2)	3,035,109(2)	$15.15(3)	$45,981,901(3)	$1,807.09

Total:			$352,527,901	$13,854.35

(1)
Calculated in accordance with Rule 457(a) and includes such additional number of shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

(2)
In addition to the Series B Fixed Rate Cumulative Perpetual Preferred Stock, there are being registered hereunder (a) a warrant for the purchase of 3,035,109 shares of common stock with an initial per share exercise price of $15.15 per share, (b) the 3,035,109 shares of common stock issuable upon exercise of such warrant and (c) such additional number of shares of common stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such warrant, which shares of common stock are registered hereunder pursuant to Rule 416.

(3)
Calculated in accordance with Rule 457(i) with respect to the per share exercise price of the warrant of $15.15.

PROSPECTUS

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B
WARRANT TO PURCHASE SHARES OF COMMON STOCK
3,035,109 SHARES OF COMMON STOCK

        This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or the Series B Preferred Stock, a warrant to purchase 3,035,109 shares of common stock, or the warrant, and any shares of common stock issuable from time to time upon exercise of the warrant. In this prospectus, we refer to the shares of Series B Preferred Stock, the warrant and the shares of common stock issuable upon exercise of the warrant, collectively, as the securities. The Series B Preferred Stock and the warrant were originally issued by us pursuant to the Letter Agreement, dated December 5, 2008, and the Securities Purchase Agreement—Standard Terms attached thereto, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

        The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents' commissions.

        We will not receive any proceeds from the sale of securities by the selling securityholders.

        The Series B Preferred Stock is not listed on an exchange, and, unless requested by the initial selling securityholder, we do not intend to list the Series B Preferred Stock on any exchange. Our common stock is traded on the NASDAQ Global Select Market under the symbol "EWBC". On December 30, 2008, the closing price of our common stock on the NASDAQ Global Select Market was $14.77 per share. You are urged to obtain current market quotations of the common stock.

        Our principal executive offices are located at 135 North Los Robles Avenue, 7th Floor, Pasadena, California 91101, and our telephone number is (626) 768-6000.

        Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled "Risk Factors" beginning on page 4 of this prospectus and in the documents we file with the Securities and Exchange Commission before investing in our securities.

        These securities are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2009

i

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

        We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See "Where You Can Find More Information" for more information.

        In this prospectus, "East West," the "Company," "we," "our," "ours," and "us" refer to East West Bancorp, Inc., which is a bank holding company headquartered in Pasadena, California, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to "East West Bank" or the "Bank" means East West Bank, a California state-chartered bank, which is our bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov and on the investor relations page of our website at www.eastwestbank.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

        We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2008, as revised on April 24, 2008;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2008 filed on May 12, 2008, for the fiscal quarter ended June 30, 2008 filed on August 8, 2008, and for the fiscal quarter ended on September 30, 2008 filed on November 10, 2008;

  •
  Our Current Report on Form 8-K filed with the SEC on January 28, 2008, April 16, 2008, April 21, 2008, April 29, 2008, April 30, 2008, June 3, 2008, July 28, 2008, October 29, 2008, December 9, 2008 and December 31, 2008;

  •
  The description of our common stock, which is registered under Section 12 of the Securities Exchange Act, in our Form 8-A filed with the SEC on October 2, 1998, including any subsequently filed amendments and reports updating such description.

        These documents contain important information about us and our financial condition. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

        Our filings are available on our website, www.eastwestbank.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Irene Oh
Investor Relations
East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101
(626) 768-6000

 FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate statements that we believe are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 3b-6 promulgated thereunder. These statements relate to our financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "forecast," "projected," "intends to," or may include other similar words or phrases such as "believes," "plans," "trend," "objective," "continue," "remain," or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," or similar verbs. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to those described in this prospectus or the documents incorporated by reference, including statements made in our most recent Annual Report on Form 10-K and in Item 1A in our Quarterly Reports on Form 10-Q. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements we may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to us.

        There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to:

  •
  competitive pressures on product pricing and services and financial institutions generally;

  •
  changes in the interest rate environment may reduce interest margins;

  •
  prepayment rates, loan originations and sale volumes, charge-offs and loan loss provisions are inherently uncertain;

  •
  deterioration in our loan portfolio could be worse than expected due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected;

  •
  general economic conditions, either nationally or in the states in which we do business, may be less favorable than expected;

  •
  political developments, wars or other hostilities may disrupt or increase volatility in securities markets or otherwise affect economic conditions;

  •
  changes and trends in the capital markets;

  •
  the nature, extent and timing of legislative or regulatory changes, reforms or actions, or significant litigation, may adversely affect the businesses in which we are engaged;

  •
  effects of critical accounting policies and judgments;

  •
  changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies;

  •
  fluctuation of our stock price;

  •
  ability to attract and retain our key personnel;

  •
  ability to receive dividends from our subsidiaries;

  •
  success and timing of other business strategies;

  •
  ability to secure confidential information through the use of computer systems and telecommunications network; and

  •
  the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity.

        You should refer to our periodic and current reports filed with the SEC for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. Such forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under "Risk Factors," or may be contained in our Annual Report on Form 10-K for the year ended December 31, 2007 (at Item 1A in particular) or in our Quarterly Reports on Form 10-Q under headings such as "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business," or in our Current Reports on Form 8-K, among other places. Any investor in East West should consider all risks and uncertainties disclosed in our filings with the SEC described above under the heading "Where You Can Find More Information," all of which are accessible on the SEC's website at www.sec.gov.

        Actual results in any future period may also vary from the past results discussed in this report. Given these risks and uncertainties, we caution readers not to place undue reliance on any forward-looking statements, which speak to the date of this report. We have no intention and undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision of any forward-looking statement to reflect future developments or events, except as required by law.

RISK FACTORS

        An investment in our securities involves a high degree of risk. Before making an investment decision, you should read carefully and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

EAST WEST BANCORP, INC.

        We are a bank and financial holding company organized under Delaware law in 1998 and headquartered in Pasadena, California. Through our subsidiaries, including our bank subsidiary, East West Bank, organized in 1972, we provide a wide range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals, business and consumer insurance services, and other financial products and services. Our banking offices are located in the following counties: Los Angeles, Orange, San Bernardino, San Francisco, San Mateo, Santa Clara, and Alameda. Additionally, East West Bank has one branch in Houston, Texas. East West Bank also has a branch in Hong Kong and representative offices in Beijing and in Shanghai.

        As a California state-chartered bank, East West Bank is subject to the supervision of the California Department of Financial Institutions.

        We are a separate and distinct legal entity from our bank and other subsidiaries. Our principal source of funds to make payments on our securities is dividends from East West Bank. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval. In addition, if any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets. The notes to our consolidated financial statements contained in our annual and quarterly filings with the SEC, which are incorporated by reference into this prospectus, describe the legal and contractual restrictions on the ability of our subsidiaries to make payment to us of dividends, loans, or advances.

USE OF PROCEEDS

        We will not receive any proceeds from any sale of the securities by the selling securityholders. We will receive proceeds upon exercise of the warrant in an amount of up to approximately $46 million if the warrant is exercised in full under its current terms for cash. We will use the proceeds received from the exercise of warrant, if any, for working capital and general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

        The following table shows our ratio of earnings to combined fixed charges on a consolidated basis. The ratio of earnings to combined fixed charges has been computed by dividing income before taxes plus all applicable fixed charges, divided by fixed charges.

        For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends, earnings are defined as the sum of pre-tax income (loss) from continuing operations, fixed charges and amortization of capitalized interest; less interest capitalized, preference security dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

East West Bancorp, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Nine Months Ended September 30, 2008		For the Years Ended December 31,(1)
			2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	—	(2)	3.05	3.45	5.26	8.39	14.70
Including interest on deposits	—	(3)	1.71	1.79	2.28	3.23	3.46

(1)
As of December 31, 2007, we had no shares of preferred stock outstanding and did not pay any dividends on preferred stock in any of the periods presented.

(2)
Earnings were inadequate to cover fixed charges and preferred dividends by $86.0 million for the nine-month period ended September 30, 2008.

(3)
Earnings were inadequate to cover fixed charges and preferred dividends and interest on deposits by $86.0 million for the nine-month period ended September 30, 2008.

 DESCRIPTION OF SERIES B PREFERRED STOCK

        The following is a brief description of the terms of the Series B Preferred Stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our certificate of incorporation, as amended, including the certificate of designations of preferences with respect to the Series B Preferred Stock, copies of which have been filed with the SEC and are also available upon request from us.

General

        Under our restated certificate of incorporation, as amended, we have authority to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share. Of such number of shares of preferred stock, 197,299 shares were outstanding as of November 30, 2008, and have been designated as 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, and 306,546 shares have been designated as Series B Preferred Stock, all of which shares of Series B Preferred Stock were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of Series B Preferred Stock are validly issued, fully paid and nonassessable.

Dividends Payable On Shares of Series B Preferred Stock

        Holders of shares of Series B Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period during the five year period following December 5, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period thereafter.

        Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

        If we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date.

        We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we and the Bank are subject to California state laws relating to the payment of dividends, including limitations imposed on the ability of the Bank to pay dividends to us by the California Financial Code.

Priority of Dividends

        With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank:

  •
  Senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock; and

  •
  at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, or parity stock (including shares of our 8.00% Non-cumulative Perpetual Convertible Preferred Stock, Series A, described below), with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of East West.

        Until the earlier of December 5, 2011 or the date on which the initial selling securityholder has transferred all of the Series B Preferred Stock to unaffiliated third parties or such stock is redeemed in full, we may not, without the initial selling securityholder's consent, increase the cash dividend on our common stock nor, subject to exceptions, repurchase any of our common stock or other capital stock or other equity securities, or any trust preferred securities. The initial selling securityholder's consent is not required for payment of dividends solely in the form of shares of our common stock.

        So long as any shares of Series B Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series B Preferred Stock for all prior dividend periods, other than:

  •
  purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

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  purchases or other acquisitions by broker-dealer subsidiaries of East West solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

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  purchases or other acquisitions by broker-dealer subsidiaries of East West for resale pursuant to an offering by East West of our stock that is underwritten by the related broker-dealer subsidiary;

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  any redemption of rights or junior stock in connection with any shareholders' rights plan or repurchases of rights pursuant to any shareholders' rights plan;

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  acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not East West or a subsidiary of East West, including as trustee or custodian; and

  •
  the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 5, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        If we repurchase shares of Series B Preferred Stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the Series B Preferred Stock then held by the initial selling securityholder.

        On any dividend payment date for which full dividends are not paid, or declared and funds set aside, on the Series B Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date falling within the dividend period and related to the dividend payment date for the Series B Preferred Stock), with respect to the Series B Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred Stock from time to time out of any funds legally available for such payment, and the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

        The Series B Preferred Stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $76,636,500, which equals 25% of the aggregate liquidation amount of the Series B Preferred Stock on the date of issuance. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of the Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A "qualified equity offering" is a sale and issuance for cash by us, to persons other than East West or its subsidiaries after December 5, 2008, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital of East West at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

        After February 15, 2012, the Series B Preferred Stock may be redeemed in whole or in part, at any time, subject to the approval of the Federal Reserve Board and the notice as described below.

        In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

        The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

        If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

        We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and any failure to duly give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if less than all shares of Series B Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

        Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

        In the event that we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, holders of Series B Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

        Except as indicated below or otherwise required by law, the holders of Series B Preferred Stock will not have any voting rights.

         Election of Two Directors upon Non-Payment of Dividends.    If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

        Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of East West will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

         Other Voting Rights.    So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our articles of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for such purpose, shall be necessary for effecting or validating:

  •
  any amendment or alteration of the certificate of designations for the Series B Preferred Stock or our certificate of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding-up of East West;

  •
  any amendment, alteration or repeal of any provision of the certificate of designations for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

  •
  any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation of East West with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if East West is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

        To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will be entitled to one vote for each share of Series B Preferred Stock held.

        The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

 DESCRIPTION OF SERIES A PREFERRED STOCK

General

        The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our certificate of incorporation, as amended, including the certificate of designations creating the Series A Preferred Stock.

Ranking

        The Series A Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up on parity with the Series B Preferred Stock and with any class or series of our capital stock that we may issue in the future, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding-up. The Series A Preferred Stock ranks (i) senior to our common stock and any other class or series of our capital stock that we may issue in the future the terms of which do not expressly provide that it ranks on a parity with, or senior to, the Series A Preferred Stock, (ii) junior to any class or series of our capital stock that we may issue in the future the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock; and (iii) junior to all of our existing and future debt obligations and other liabilities.

Dividends

        Cash dividends on the Series A Preferred Stock are payable quarterly in arrears on a non-cumulative basis only if, when and as declared by our board of directors out of legally available funds on each February 1, May 1, August 1 and November 1, at an annual rate of 8.00% on the liquidation preference of $1,000 per share. We may pay a partial dividend or skip a dividend on the Series A Preferred Stock at any time. With certain limited exceptions, if we do not pay full cash dividends on the Series A Preferred Stock for the most recently completed dividend period, we may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, our common stock or other stock ranking equally with or junior to the Series A Preferred Stock.

Redemption

        The Series A Preferred Stock is not redeemable at any time.

Conversion

        Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into 64.9942 shares of our common stock (which reflects an initial conversion price of approximately $15.39 per share of our common stock), plus cash in lieu of fractional shares, subject to anti-dilution adjustments and subject to certain beneficial ownership limitations. On or after May 1, 2013, we may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of our common stock at the then applicable conversion rate. We may exercise our conversion right if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date we give notice of mandatory conversion, the closing price of our common stock exceeds 130% of the then applicable conversion price of the Series A Preferred Stock. Notwithstanding the foregoing, no holder of Series A Preferred Stock is entitled to receive shares of our common stock upon conversion to the extent that such receipt would cause such converting holder to become, directly or indirectly, a "beneficial owner" (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 9.9% of the shares of our common stock outstanding at such time.

Conversion Upon Certain Acquisitions

        Upon the occurrence of the following acquisition events, we will, under certain circumstances, increase the conversion rate in respect of any conversions of the Series A Preferred Stock that occur during the period beginning on the effective date of the acquisition and ending on the date that is 30 calendar days after the effective date, by a certain number of shares per share of Series A Preferred Stock:

  •
  a "person" or "group" within the meaning of Section 13(d) of the Exchange Act files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common stock; or

  •
  consummation of any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries, in each case pursuant to which our common stock will be converted into cash, securities or other property.

        These transactions are referred to as "make-whole acquisitions"; provided, however that a make-whole acquisition will not be deemed to have occurred if at least 90% of the consideration received by holders of our common stock in the transaction or transactions consists of shares of common stock that are traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with a make-whole acquisition. The actual number of additional shares issued is determined based upon our stock price and the effective date of the acquisition.

Conversion Upon Fundamental Change

        If the price paid per share of common stock in connection with a fundamental change, or the reference price, is less than the applicable conversion price, a holder may elect to convert each share of Series A Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $6.28, which is equal to 50% of the closing price of our common stock on the date of this prospectus supplement, subject to adjustment. If the reference price is less than $6.28, holders will receive a maximum of 159.2357 shares of our common stock per share of Series A Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock. A "fundamental change" will have deemed to have occurred upon the occurrence of the following:

  •
  a "person" or "group" within the meaning of Section 13(d) of the Exchange Act files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common stock; or

  •
  consummation of any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries, in each case pursuant to which our shares of common stock will be converted into cash, securities or other property, other than pursuant to a transaction in which the persons that "beneficially owned" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, our voting shares immediately prior to such transaction beneficially own, directly or indirectly, voting shares representing a majority of the total voting power of all outstanding classes of voting shares of the continuing or surviving person immediately after the transaction; or

  •
  our common stock ceases to be listed on a U.S. national securities exchange or association (other than as a result of a transaction described in the paragraph above;

provided, however, that a fundamental change with respect to the first two bullets above will not be deemed to have occurred if at least 90% of the consideration received by holders of our common stock in the transaction or transactions consists of common stock that is traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with a fundamental change.

Reorganization Events (Including Mergers)

        The following provisions apply in the event of certain "reorganization events," which include, subject to certain exceptions:

  •
  any consolidation or merger of us with or into another person in each case pursuant to which our common stock are converted into cash, securities or other property;

  •
  any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets in each case pursuant to which our common stock are converted into cash, securities or other property;

  •
  certain reclassifications of our common stock; or

  •
  certain statutory exchanges of our securities.

        Each share of the Series A Preferred Stock outstanding immediately prior to the reorganization events will become convertible at the option of the holders of the Series A Preferred Stock into the kind of securities, cash and other property receivable in the reorganization event by holders of our common stock.

Anti-Dilution Adjustments

        The conversion rate may be adjusted in the event of, among other things, (1) dividends or distributions on our common stock of our common stock, (2) subdivisions and combinations of our common stock, (3) certain issuances of stock purchase rights to our common stock holders, (4) distributions on our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, (5) increases in regular cash dividends on our common stock, or (6) certain tender offers for our common stock by us or any of our subsidiaries.

Liquidation Rights

        Upon our voluntary or involuntary liquidation, dissolution or winding-up, holders of the Series A Preferred Stock are entitled to receive out of our assets that are legally available for distribution to stockholders, before any distribution is made to holders of our common stock or other junior securities, a liquidating distribution in the amount of $1,000 per share of Series A Preferred Stock plus any declared and unpaid dividends, without regard for any undeclared dividends. Distributions are made pro rata as to the Series A Preferred Stock and any other parity securities and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors.

Voting Rights

        Holders of the Series A Preferred Stock have no voting rights, except as provided below or as otherwise provided by applicable law.

        Whenever dividends payable on the shares of Series A Preferred Stock have not been paid for six or more dividend periods, whether or not consecutive, the holders of the Series A Preferred Stock have the right, with the holders of the Series B Preferred Stock and the holders of any other equally ranked series of preferred stock that have similar voting rights and on which dividends likewise have not been paid, to vote together as a class, at a special meeting called at the request of holders of at least 20% of the shares of Series A Preferred Stock outstanding or of any parity securities (unless such request for a special meeting is received less than 90 calendar days before the date fixed for the next annual or special meeting of our stockholders, in which event such election shall be held only at such next annual or special meeting of our stockholders) or our next annual or special meeting of our stockholders, to elect two additional directors to our board of directors. Such voting rights and the term of the directors so elected will continue until such time as full dividends have been paid on the Series A Preferred Stock for at least four consecutive dividend periods.

Additionally, so long as any shares of the Series A Preferred Stock remain outstanding, we may not, without the affirmative vote (in person or by proxy) or written consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock outstanding at the time, voting separately as a class:

  •
  amend, alter or repeal our certificate of incorporation, as amended (including the certificate of designation creating the Series A Preferred Stock), or our bylaws in a way that adversely affects the powers, preferences or special rights of the Series A Preferred Stock;

  •
  amend, alter or repeal our certificate of incorporation, as amended, to authorize, create or issue any of our capital stock ranking, as to dividends or upon our liquidation, dissolution or winding up, senior to the Series A Preferred Stock, or reclassify any of our authorized capital stock into any such shares of such capital stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

  •
  consummate a binding share exchange, a reclassification involving the Series A Preferred Stock or a merger or consolidation of us with or into another entity; provided, however, that the holders of Series A Preferred Stock will have no right to vote under this provision or otherwise under Delaware law if in each case (i) the Series A Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, is converted into or exchanged for preferred securities of the surviving or resulting entity (or its ultimate parent) that is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and (ii) the Series A Preferred Stock remaining outstanding or the new preferred securities, as the case may be, have such powers, preferences and special rights, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and special rights of the Series A Preferred Stock.

Any:

  •
  increase in the amount of authorized common stock or preferred stock;

  •
  increase in the number of shares of any series of preferred stock (including the Series A Preferred Stock); or

  •
  authorization, creation and issuance of other classes or series of capital stock (or securities convertible into such capital stock);

in each case ranking equally with or junior to the Series A Preferred Stock, will not be deemed to adversely affect such powers, preferences or special rights.

 DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

        The following is a brief description of the terms of the warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the Warrant

        The warrant is initially exercisable for 3,035,109 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $306,546,000, which is equal to 100% of the aggregate liquidation preference of the Series B Preferred Stock, the number of shares of common stock underlying the warrant then held by the initial selling securityholder will be reduced by one-half of the original number of shares. The number of shares subject to the warrant are subject to the further adjustments described below under the heading "—Adjustments to the Warrant."

Exercise of the Warrant

        The initial exercise price applicable to the warrant is $15.15 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before December 5, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by the withholding by East West of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading "—Adjustments to the Warrant." The initial selling securityholder may not exercise the warrant with respect to more than one-half of the original number of shares of common stock until the earlier of the date on which East West has received aggregate gross proceeds from a qualified equity offering of at least $306,546,000, and December 31, 2009.

        Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the warrant (less the pro-rated exercise price of the warrant) for any fractional shares that would have otherwise been issuable upon exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised. The shares of common stock issuable upon exercise of the warrant are listed on the NASDAQ Global Select Market.

Rights as a Shareholder

        The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised. The initial selling securityholder has agreed not to exercise any voting rights with respect to shares of our common stock issuable upon exercise of the warrant.

Transferability

        The initial selling securityholder may not transfer a portion of the warrant with respect to more than one-half of the original number of shares of common stock until the earlier of the date on which

East West has received aggregate gross proceeds from a qualified equity offering of at least $306,546,000 and December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

Adjustments to the Warrant

         Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

         Anti-dilution Adjustment.    Until the earlier of December 5, 2011 and the date the initial selling securityholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

  •
  as consideration for or to fund the acquisition of businesses and/or related assets;

  •
  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

  •
  in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

  •
  in connection with the exercise of preemptive rights on terms existing as of December 5, 2008.

         Other Distributions.    If we declare any dividends or distributions other than our historical ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such distribution.

         Certain Repurchases.    If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

         Business Combinations.    In the event of a merger, consolidation or similar transaction involving East West and requiring shareholder approval, the warrantholder's right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

 DESCRIPTION OF COMMON STOCK

        The following is a brief description of the terms of our Common Stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended, and Bylaws, copies of which have been filed with the SEC and are also available upon request from us, as well as the description of our common stock which is incorporated by reference herein through our previous filings with the Securities and Exchange Commission.

General

        We have 200,000,000 shares of authorized common stock, $0.001 par value per share, of which 63,695,529 shares were outstanding as of November 30, 2008.

        Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of Series B Preferred Stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

        Our Series B Preferred Stock has, and any other series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors.

        Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

        Our common stock is listed on the NASDAQ Global Select Market. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

 ANTI-TAKEOVER PROVISIONS IN EAST WEST BANCORP'S
CERTIFICATE OF INCORPORATION AND BYLAWS

General

        The following discussion is a summary of certain provisions of California and federal law and regulations and Delaware corporate law, as well as our certificate of incorporation and bylaws, which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to our certificate of incorporation and bylaws. See "Where You Can Find More Information" to learn how to obtain a copy of these documents.

Business Combinations

        Our certificate of incorporation requires the approval of the holders of (i) at least two-thirds of our outstanding shares of voting stock and (ii) a majority of our outstanding shares of voting stock other than shares held by an "Interested Stockholder" (as defined therein) and our affiliates or associates to approve certain "Business Combinations" (as defined therein) involving an "Interested Stockholder" (as defined therein), except in cases where the proposed transaction has been approved in advance by two-thirds of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the person became an Interested Stockholder.

        The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other person or entity which, together with its "Affiliates" and "Associates" (as defined therein), beneficially owns in the aggregate ten percent (10%) or more of the outstanding shares of voting stock of us, and any Affiliate or Associate of any such individual, corporation, partnership, or other person or entity. This provision of our certificate of incorporation applies to any "Business Combination," which is defined to include: (i) any merger or consolidation of us or any of our subsidiaries with or into any Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or in a series of related transactions) to any Interested Stockholder of assets of us or any subsidiary having a fair market value of $1 million or more; (iii) the adoption of any plan or proposal for the liquidation or dissolution of us proposed by or on behalf of any Interested Stockholder or any Associate or Affiliate thereof; and (iv) any reclassification of securities (including any reverse stock split) or recapitalization, or any merger or consolidation of us with any of our subsidiaries or any similar transaction, which has the effect of increasing the percentage of our outstanding shares which are directly or indirectly owned by an Interested Stockholder or any Associate or Affiliate thereof.

        Under Delaware law, absent this provision, business combinations, including mergers, consolidations, and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of our common stock and any other affected class of stock. The increased stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

        As a Delaware corporation we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (a) prior to the business combination the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation's officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

California and Federal Banking Law

        Federal law prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

        Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Commissioner has approved such acquisition of control. A person would be deemed to have acquired control of us if such person, directly or indirectly, has the power (i) to vote 25% or more of our voting power or (ii) to direct or cause the direction of the management and policies of us. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of the common stock would be presumed to control us.

 PLAN OF DISTRIBUTION

        The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market in the case of the common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise.

        In addition, any securities that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under such rules rather than pursuant to this prospectus.

        In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the Series B Preferred Stock or the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

        In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

        In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

        At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We do not intend to apply for listing of the Series B Preferred Stock or warrant on any securities exchange or for inclusion in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series B Preferred Stock or warrant.

        We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

        On December 5, 2008, we issued the securities covered by this prospectus to the United States Department of Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

  •
  306,546 shares of Series B Preferred Stock, representing beneficial ownership of 100% of the shares of Series B Preferred Stock outstanding on the date of this prospectus;

  •
  a warrant to purchase 3,035,109 shares of our common stock, which if exercised, would represent beneficial ownership of approximately 4.76% of our common stock as of November 30, 2008; and

  •
  3,035,109 shares of our common stock issuable upon exercise of the warrant, which shares, if issued, would represent ownership of approximately 4.76% of our common stock as of November 30, 2008.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.

        We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

        Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

        Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

CHANGES IN FINANCIAL REPORTING

        Commencing in the second quarter of 2008, the Company revised the allocation of certain investment securities and related revenues and expenses previously included in the Treasury segment. Specifically, investment securities that have resulted from the Company's in-house securitization activities have been allocated to the operating segments (i.e. retail banking, commercial lending, and residential lending) that initially originated the underlying loans. Interest income, related premium amortizations and discount accretions, as well as any gains or losses from the sale of these investment securities have also been allocated to the appropriate operating segments. As a result of these changes, the Company has revised its results for prior periods to reflect the current allocation methodology between the treasury segment and the other operating segments.

        The following tables present the revised operating results and other key financial measures for the individual operating segments for the years ended December 31, 2007, 2006 and 2005. This information has been revised from what was previously disclosed in Note 24 to the Company's consolidated financial statements for the year ended December 31, 2007.

	Year Ended December 31, 2007
	Retail Banking	Commercial Lending	Treasury	Residential Lending	Other	Total
	(In thousands)
	(Unaudited)
Interest income	$276,585	$342,935	$69,600	$79,269	$5,218	$773,607
Charge for funds used	(187,043)	(229,384)	(77,545)	(55,542)	—	(549,514)

Interest spread on funds used	89,542	113,551	(7,945)	23,727	5,218	224,093

Interest expense	(179,927)	(20,706)	(164,980)	(0)	—	(365,613)
Credit on funds provided	325,782	33,764	189,968	(0)	—	549,514

Interest spread on funds provided	145,855	13,058	24,988	(0)	—	183,901

Net interest income	$235,397	$126,609	$17,043	$23,727	$5,218	$407,994

Depreciation and amortization	$11,030	$881	$(2,990)	$50	$5,021	$13,992
Goodwill	267,606	16,726	—	50,176	858	335,366
Segment pretax profit	148,035	103,133	18,352	20,584	(27,845)	262,259
Segment assets	3,955,598	5,083,908	1,078,675	1,282,461	451,570	11,852,212

	Year Ended December 31, 2006
	Retail Banking	Commercial Lending	Treasury	Residential Lending	Other	Total
	(In thousands)
	(Unaudited)
Interest income	$234,175	$279,285	$61,604	$78,467	$6,519	$660,050
Charge for funds used	(164,809)	(189,733)	(64,000)	(62,882)	—	(481,424)

Interest spread on funds used	69,366	89,552	(2,396)	15,585	6,519	178,626

Interest expense	(139,076)	(20,495)	(132,997)	—	—	(292,568)
Credit on funds provided	267,755	39,515	174,154	—	—	481,424

Interest spread on funds provided	128,679	19,020	41,157	—	—	188,856

Net interest income	$198,045	$108,572	$38,761	$15,585	$6,519	$367,482

Depreciation and amortization	$10,656	$704	$(6,080)	$574	$2,033	$7,887
Goodwill	182,550	12,170	—	48,680	859	244,259
Segment pretax profit	119,528	92,058	38,581	10,739	(27,125)	233,781
Segment assets	2,678,900	3,674,877	1,109,704	2,526,827	833,403	10,823,711

	Year Ended December 31, 2005
	Retail Banking	Commercial Lending	Treasury	Residential Lending	Other	Total
	(In thousands)
	(Unaudited)
Interest income	$138,988	$183,372	$30,017	$54,534	$4,488	$411,399
Charge for funds used	(81,714)	(104,539)	(25,268)	(34,658)	—	(246,179)

Interest spread on funds used	57,274	78,833	4,749	19,876	4,488	165,220

Interest expense	(62,441)	(8,213)	(60,630)	—	—	(131,284)
Credit on funds provided	143,327	19,398	83,454	—	—	246,179

Interest spread on funds provided	80,886	11,185	22,824	—	—	114,895

Net interest income	$138,160	$90,018	$27,573	$19,876	$4,488	$280,115

Depreciation and amortization	$6,573	$516	$(1,450)	$1,029	$3,660	$10,328
Goodwill	106,722	7,115	—	28,459	958	143,254
Segment pretax profit	65,411	74,764	29,954	14,448	(14,216)	170,361
Segment assets	2,350,809	2,557,509	984,650	2,020,825	364,463	8,278,256

        Additionally, due to the aforementioned revision to the allocations to the operating segments for the years ended December 31, 2007, 2006 and 2005, the discussion on the operating segments in the Management's Discussion and Analysis section of the Form 10K for the year ended December 31, 2007 has also been revised as shown below.

Retail Banking

        The retail banking segment's pre-tax income increased 24% to $148.0 million in 2007, compared to $119.5 million in 2006. The increase in pre-tax income for the retail banking segment for 2007 is primarily due to a $37.4 million increase in net interest income, partially offset by a $6.6 million increase in loan loss provisions compounded by $7.6 million increase in noninterest expense, relative to 2006. The increase in net interest income during 2007 is primarily due to overall growth, both organically and through acquisitions. The acquisitions of Standard Bank in March 2006 and Desert Community Bank ("DCB") in 2007 added fifteen new locations to our expanding branch network as well as several thousand new customers to our existing customer base. The increase in provision for loan losses for this segment is primarily due to increased substandard loan classifications for loans originated by this segment.

        Noninterest income for this segment increased 26% to $25.6 million in 2007, compared to $20.2 million in 2006. The increase in noninterest income during 2007 is primarily due to fee income growth from loan origination and deposit gathering activities, as well as higher fees earned from alternative investment product offerings at the branches. Loan and deposit fee income from the lending units and nine additional branches acquired from DCB in August 2007 further contributed to the increase in noninterest income during 2007, relative to 2006.

        Noninterest expense for this segment increased 9% to $89.5 million in 2007 from $81.9 million in 2006. The increase in noninterest expense during 2007 is primarily due to higher compensation and employee benefits, occupancy expenses and other operating expenses, partially offset by a decrease in commercial deposit-related expenses. The increase in compensation and employee benefits can be attributed to higher staffing levels due to the addition of relationship officers and operational personnel throughout the past year. Additionally, the acquisition of DCB in August 2007 also contributed to higher compensation expense during 2007. Higher occupancy expenses are due primarily to increased expenses associated with new branch locations as well as the nine additional branch locations acquired from DCB in August 2007. The increase in other operating expenses can be attributed predominantly to the overall growth in this segment arising from organic growth as well as recent acquisitions. The decrease in commercial deposit-related expenses can be correlated to lower title and escrow deposit balances during 2007 relative to the same periods in 2006. Title and escrow deposits have been impacted by the downturn in the housing market.

Commercial Lending

        The commercial lending segment's pre-tax income increased 12% to $103.1 million in 2007, compared to $92.1 million in 2006. The primary driver of the increase in pre-tax income for this segment is a 17% increase in net interest income to $126.6 million in 2007 from $108.6 million in 2006. The increase in net interest income during 2007 is primarily due to the notable growth of our commercial loan portfolio, which includes commercial real estate, construction, and commercial business loans, including trade finance products, during the past year. Specifically, the average aggregate balance of all commercial loan categories grew 22% during 2007 as compared to 2006.

        Noninterest income for this segment increased 15% to $30.4 million in 2007, compared to $26.5 million in 2006. The increase in noninterest income during 2007 is primarily due to an OREO net gain on sale of $1.2 million, compared with only $88 thousand in 2006. Additionally, higher gains on sales of SBA loans and other commercial real estate loans and an increase in letters of credit fees and commissions further contributed to the increase in noninterest income for this segment during 2007, relative to 2006.

        Noninterest expense for this segment increased 28% to $42.2 million in 2007, compared to $33.0 million in 2006. The increase in noninterest expense during 2007 is predominantly due to higher compensation and employee benefits resulting from the addition of relationship officers and operational personnel to support the continuing growth of the Bank.

Treasury

        The treasury segment's pre-tax income decreased 52% to $18.4 million in 2007, compared to $38.6 million in 2006. Net interest income decreased 56% to $17.0 million in 2007 from $38.8 million in 2006. Net interest income for this segment is directly correlated to net interest earned on investment securities allocated to this reporting segment relative to the interest expense paid on brokered deposits, borrowings and long-term debt.

        Noninterest income for this segment increased 28% to $2.2 million in 2007, compared to $1.7 million in 2006. The increase in noninterest income during 2007 can be attributed almost entirely to higher net gains of sale of investment securities relative to 2006.

        Noninterest expense for this segment decreased 2% to $1.4 million in 2007 and 2006. The decrease in noninterest expense during 2007 is primarily due to a $405 thousand impairment charge recorded on a trust preferred security in July 2007.

Residential Lending

        The residential lending segment's pre-tax income increased 92% to $20.6 million in 2007, from $10.7 million in 2006. The increase in pre-tax income is partly due to the 52% increase in net interest income to $23.7 million in 2007, from $15.6 million in 2006, compounded by the $66% increase in noninterest income to $12.2 million in 2007, from $7.3 million in 2006. The increase in net interest income is primarily due to the additional income on investment securities resulting from the Bank's increased securitization activity of single family and multifamily loans which totaled $1.18 billion during 2007.

        Noninterest income for this segment increased during 2007 to $12.2 million, or 66%, from $7.3 million during 2006. The net increase in noninterest income during 2007, relative to 2006, is primarily due to higher servicing income received as a result of the Bank's ongoing securitization of its residential single family and multifamily loan portfolios.

        Noninterest expense for this segment increased 5% to $10.3 million in 2007, compared to $9.8 million in 2006. The increase in noninterest expense during 2007 is due to the overall growth in this segment.

LEGAL MATTERS

        The validity of the Series B Preferred Stock and certain other legal matters relating to the offering will be passed upon for us by Douglas P. Krause, General Counsel of East West Bancorp, Inc. Mr. Krause holds shares of our common stock and options to purchase shares of our common stock.

EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of East West Bancorp, Inc.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$13,854.35
Legal fees and expenses*	$20,000.00
Accounting fees and expenses*	$20,000.00
Miscellaneous expenses*	$2,000.00

Total Expenses	$55,854.35

*
Estimated solely for the purpose of this item. Actual expenses may be more or less.

Item 15.    Indemnification of Directors and Officers.

        East West Bancorp, Inc. is incorporated under the Delaware General Corporation Law (DGCL). Section 102 of the DGCL, allows a corporation to eliminate the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial determination that such person is fairly and reasonably entitled to indemnity to the corporation and to its creditors in the event of its dissolution or insolvency at any time within 6 years after paying such unlawful dividend if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable to the corporation and to its creditors for such actions in the event of the corporation's dissolution or insolvency at any time within 6 years after paying such unlawful dividend, stock purchase or redemption. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        East West Bancorp, Inc.'s Certificate of Incorporation provides that it shall indemnify to the maximum extent permitted by law its directors and executive officers. East West Bancorp, Inc. may pay in advance any expenses (including attorney's fees) which may become subject to indemnification if the person receiving the payment undertakes in writing to repay the same if it is ultimately determined that the person is not entitled to indemnification. The indemnification and advance payment shall continue as to a person who has ceased to be a director or executive officer and shall inure to the person's heirs, executors and administrators. East West Bancorp, Inc. may purchase and maintain insurance on behalf of any person who is or was a director or executive officer, against any liability asserted against the person and incurred by the person in any such position, or arising out of the person's status as such.

        East West Bancorp, Inc.'s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or she is or was a director or executive officer of East West Bancorp, Inc., shall be indemnified and held harmless by East West Bancorp, Inc. to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorney's fees) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to executors and administrators. If a claim is not paid in full by East West Bancorp, Inc., within thirty days after a written claim has been received, the claimant may at any time thereafter bring suit against East West Bancorp, Inc. to recover the unpaid amount of the claim.

Item 16.    Exhibits

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Incorporation(1)
3.2	Certificate of Amendment to Certificate of Incorporation(2)
3.3	Certificate of Amendment to Certificate of Incorporation(3)
3.4	Bylaws(4)
3.5	Amended and Restated Bylaws(5)
3.6	Certificate of Designations of 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A(6)
3.7	Certificate of Designations of Series B Preferred Stock(7)
4.1	Warrant to Purchase Common Stock(8)
4.2	Form of Certificate for the Series B Preferred Stock(9)
5.1	Opinion of General Counsel of the Registrant*

EXHIBIT NUMBER	DESCRIPTION
10.1	Letter Agreement, dated as of December 5, 2008, including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, between East West Bancorp, Inc. and the United States Department of the Treasury(10)
12.1	Statement of ratio of earnings to fixed charges and preferred dividends*
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of General Counsel of the Registrant (included in Exhibit 5.1 filed herewith)
24.1	Powers of Attorney (included in the signature pages to the Registration Statement)

*
Filed herewith.

(1)
Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 filed on September 17, 1998 and incorporated herein by reference.

(2)
Filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003 and incorporated herein by reference.

(3)
Filed as Exhibit A to the Definitive Proxy Statement on Schedule 14A filed on April 24, 2008 and incorporated herein by reference.

(4)
Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 filed on September 17, 1998 and incorporated herein by reference.

(5)
Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on June 3, 2008 and incorporated hereby by reference.

(6)
Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 30, 2008 and incorporated hereby by reference.

(7)
Filed as Exhibit 3.1 and 4.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(8)
Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(9)
Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(10)
Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act of 1933");

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

        (2)   That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (i)  each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

           (ii)  each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

        (5)   That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

           (ii)  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned Registrant; and

          (iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena, State of California, on January 5, 2009.

EAST WEST BANCORP, INC.
By:	/s/ DOUGLAS P. KRAUSE Douglas P. Krause Executive Vice President and General Counsel

Power of Attorney and Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of East West Bancorp, Inc. whose signature appears below hereby appoints Thomas J. Tolda and Douglas Krause, and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-3, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable East West Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

By:	/s/ DOMINIC NG		By:	/s/ THOMAS J. TOLDA
	Name:	Dominic Ng		Name:	Thomas J. Tolda
	Title:	Chairman of the Board, President, Chairman, and Chief Executive Officer, (Principal Executive Officer)		Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
	Date:	January 5, 2009		Date:	January 5, 2009

/s/ PEGGY T. CHERNG		/s/ RUDOLPH I. ESTRADA
Name:	Peggy T. Cherng	Name:	Rudolph I. Estrada
Title:	Director	Title:	Director
Date:	January 5, 2009	Date:	January 5, 2009
/s/ JULIA GOUW		/s/ ANDREW S. KANE
Name:	Julia Gouw	Name:	Andrew S. Kane
Title:	Vice Chairman and Director	Title:	Director
Date:	January 5, 2009	Date:	January 5, 2009

/s/ JOHN LEE		/s/ HERMAN Y. LI
Name:	John Lee	Name:	Herman Y. Li
Title:	Vice Chairman and Director	Title:	Director
Date:	January 5, 2009	Date:	January 5, 2009
/s/ JACK C. LIU		/s/ KEITH W. RENKEN
Name:	Jack C. Liu	Name:	Keith W. Renken
Title:	Director	Title:	Director
Date:	January 5, 2009	Date:	January 5, 2009

 EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Incorporation(1)
3.2	Certificate of Amendment to Certificate of Incorporation(2)
3.3	Certificate of Amendment to Certificate of Incorporation(3)
3.4	Bylaws(4)
3.5	Amended and Restated Bylaws(5)
3.6	Certificate of Designations of 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A(6)
3.7	Certificate of Designations of Series B Preferred Stock(7)
4.1	Warrant to Purchase Common Stock(8)
4.2	Form of Certificate for the Series B Preferred Stock(9)
5.1	Opinion of General Counsel of the Registrant*
10.1
Letter Agreement, dated as of December 5, 2008, including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, between East West Bancorp, Inc. and the United States Department of the Treasury(10)
12.1	Statement of ratio of earnings to fixed charges and preferred dividends*
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of General Counsel of the Registrant (included in Exhibit 5.1 filed herewith)
24.1	Powers of Attorney (included in the signature pages to the Registration Statement)

*
Filed herewith.

(1)
Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 filed on September 17, 1998 and incorporated herein by reference.

(2)
Filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003 and incorporated herein by reference.

(3)
Filed as Exhibit A to the Definitive Proxy Statement on Schedule 14A filed on April 24, 2008 and incorporated herein by reference.

(4)
Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 filed on September 17, 1998 and incorporated herein by reference.

(5)
Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on June 3, 2008 and incorporated hereby by reference.

(6)
Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 30, 2008 and incorporated hereby by reference.

(7)
Filed as Exhibit 3.1 and 4.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(8)
Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(9)
Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

(10)
Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 and incorporated hereby by reference.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
DESCRIPTION OF SERIES B PREFERRED STOCK
DESCRIPTION OF SERIES A PREFERRED STOCK
DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK
DESCRIPTION OF COMMON STOCK
ANTI-TAKEOVER PROVISIONS IN EAST WEST BANCORP'S CERTIFICATE OF INCORPORATION AND BYLAWS
PLAN OF DISTRIBUTION
SELLING SECURITYHOLDERS
CHANGES IN FINANCIAL REPORTING
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX